UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2021

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd

3rd Floor

11-12 St James’s Square

London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Earnings release:

On November 17, 2021, ReNew Energy Global plc issued an earnings release announcing its unaudited financial results for the six months ended and for the three months ended September 30, 2021. A copy of the earnings release, the earnings presentation and the earnings press release each dated November 17, 2021 are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2021	RENEW ENERGY GLOBAL PLC

	By	/s/ D. Muthkumaran
Name: D. Muthukumaran
Title: Chief Financial Officer